UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-51132

CUSIP Number: 913393104

(Check one:)

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: July 31, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Universal Capital Management, Inc.
Full Name of Registrant

          Not applicable
Former Name if Applicable

          2601 Annand Drive, Suite 16
Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19808
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Although the Registrant has been working diligently to prepare its financial statements for the quarter ended July 31, 2006, and such financial statements have been substantially completed, the Registrant has not finalized such financial statements and is unable to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 within the prescribed period without unreasonable effort or expense. The Registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2006 on or before September 19, 2006.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification

Steven B. King	215-864-8604
(Name)	(Area code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Universal Capital Management, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2006	By:	/s/ Joseph Drennan
Joseph Drennan
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

UNIVERSAL CAPITAL MANAGEMENT, INC.

Notification of Late Filing
Rider to Part IV, Question 3
Statement of Operations

	Three Months Ended July 31
	2006	2005

Income	$592,422	$	----
Expenses	886,691		254,941

Less from Operations	(294,269)		(254,941)

Net Realized Gain on dividend of Portfolio Company Stock	343,924	$	----

Unrealized Depreciation on Investments	(444,222)		(667,375)

Income Tax Benefit	156,800		366,600

Net Decrease in Net Assets Resulting from Operations	$(237,767)		$(555,716)

Results of Operations

The Company’s financial statements have been prepared in conformity with the U.S. generally accepted accounting principles. On this basis, the principal measure of an investment company’s financial performance during a time period is the net change in net assets during such period. Such change results from (i) income from operations, net of operating expenses, (ii) net realized gain or loss on investment, which is the difference between the proceeds received from dispositions of portfolio securities and their cost, and (iii) increase (decrease) in unrealized appreciation on investments.

Company expenses include salaries and wages, professional fees, office expenses and supplies, rent, travel, and other normal business expenses. General and administrative costs include rent, depreciation, office, investor relations and other overhead costs

Three months ended July 31, 2006 compared to the three months ended July 31, 2005.

The Company generated revenue of $592,422 for the three months ended July 31, 2006 compared to $0.00 for the three months ended July 31, 2005. For the three months ended July 31, 2006, 98.9% of the Company’s revenues were generated for services and 1.1% was in the form of interest. !00% of the Company’s revenue for services was received in the form of equity securities.

Total operating expenses for the three months ended July 31, 2006 were $886,691, the principal components of which were payroll of $118,385, professional fees of $519,648, of which $447,000 represents options expense, and $180,994 of share-based compensation expense. By comparison, expenses for the three months ended July 31, 2005 were $254,941, the principal components of which were payroll of $107,308, professional fees of $94,854, travel and entertainment of $13,780, and insurance of $16,147.

The Company had a loss from operations of ($294,269) for the three months ended July 31, 2006 compared to a loss from operations of ($254,941) for the three months ended July 31, 2005.

In addition, as a result of the distribution of 299,064 shares of common stock of the Company’s portfolio company, Theater Xtreme Entertainment, Inc., the Company realized a net gain of $343,924 computed as follows: The value per share at the record date minus the original cost per share multiplied by the number of shares distributed ($1.50 - $0.35 = $1.15 x 299,064 = $343,924).